UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                 FORM U-9C-3


                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

             For the Calendar Quarter Ended September 30, 2000


                         Dominion Resources, Inc.
                   (Name of registered holding company)


                           120 Tredegar Street
                         Richmond, Virginia 23219
                  (Address of principal executive offices)





                             Table of Contents

												Page
												____

Item 1.  Organization Chart                                              2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions                                     3

Item 3.  Associate Transactions                                          4

Item 4.  Summary of Aggregate Investment                                 6

Item 5.  Other Investments                                               7

Item 6.  Financial Statements and Exhibits                               7

                                      1



                         ITEM 1 - ORGANIZATION CHART


    Name of       Energy or    Date of    State of    %of voting   Nature
   Reporting     Gas Related   Organiz-   Incorpor-   Securities     of
    Company        Company      ation       ation        Held     Business
   _________     ___________   ________   _________   __________  ________


Dominion Energy,
Inc.("DEI")(a)

Dominion Energy   Energy 	 2/22/00      Virginia   100% by      (b)
Direct Sales,     Related                                DEI
Inc.("DEDS")

Dominion Energy   Energy       9/21/00      Virginia   100% by      (c)
Exchange, Inc.    Related                              DEI
("DEE")(new)

EIP Holdings,     Energy       3/29/00      Delaware     (d)        (c)
LLC ("EIP")(new)  Related


(a) DEI is a wholly-owned subsidiary of Dominion Resources, Inc. ("DRI"), which became a registered holding company subsequent to the merger of Consolidated Natural Gas Company ("CNG") into a wholly-owned subsidiary of DRI on January 28, 2000.

(b) DEDS engages in the business of providing energy services, including retail sales of electricity and gas to commercial and industrial users, engineering, consulting and construction activities and other energy related services.

(c) DEE was formed to invest in EIP which owns 66.34% of TradeSpark, LP, an electronic and telephonic marketplace for transactions in natural gas, electricity, coal, sulfur dioxide and nitrogen dioxide emissions allowances and weather financial products.

(d) DEE's voting rights in EIP cannot exceed 9.9% unless (i) its economic interest is less than 10% or (ii) it elects to increase its voting rights to equal its economic interest.



                                      2




  ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company		     Company
Contributing	     Receiving		         Type and Amount of
Capital		     Capital 			    Capital Infusion
____________        ___________                   __________________


DEI                 DEDS                    $300,000 capital contribu-
                                            tion (e)

DEI                 DEE                     $1,000 in return for 100
                                            shares of no par common stock

                                            $2,500,000 capital contrib-
                                            ution (f)




(e) DEDS also receives intercompany advances from DEI. During the quarter DEDS received $4,719,988 in such advances and made repayments of advances in the amount of $1,295,787.

(f) The $2.5 million capital contribution was in the form of an investment in EIP initially paid for by DEI for the benefit of DEE.







                                      3






                        ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


Reporting   Associate
Company     Company     Types of    Direct    Indirect   Cost     Total
Rendering   Receiving   Services    Costs     Costs      or       Amount
Service     Service(g)  Rendered    Charged   Charged    Capital  Billed
_________   _________   ________    _______   ________   _______  ______


DEDS        Evantage    Project     $254,956  $421,599         0  $676,555
            Division    Management,
            of Virginia Engineering,
            Power       Marketing

DEDS        Virginia    Marketing     33,846         0         0    33,846
            Power
            Energy
            Marketing,
            Inc.

DEDS        Evantage,   Project      115,441   252,105         0   367,546
            Inc.        Management,
                        Engineering,
                        Marketing


(g) All services are being provided at cost and are being billed (with the exception of certain direct billings) through Dominion Resources Service Company, Inc. As per Rules 80 and 81, energy purchases are not reported hereunder.



                                      4



Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


Associate   Reporting
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   ________  ________   _______   ________


  (h)




(h) DEDS receives services from Dominion Resources Services, Inc. which are billed through DEDS' immediate parent, DEI. Such services are billed pursuant to DEI's standard at-cost service agreement with Dominion Resources Services, Inc. and Consolidated Natural Gas Service Company, Inc. Information with respect to transactions under such agreements is not provided in this report, but will be provided by Form U-13-60.









                                      5




                  ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

	Total consolidated capitalization
	  of DRI as of September 30, 2000         $18,898,251          Line 1

	Total capitalization multiplied by 15%
	   (Line 1 multiplied by 0.15)              2,834,738          Line 2

	Greater of $50 million or line 2            2,834,738          Line 3

      Total current aggregate investment:
      (categorized by major line of
      energy-related business)                          6,509          Line 4

      Difference between the greater of $50
      million or 15% of capitalization and
      the total aggregate investment of the
      registered holding system
      (line 3 less line 4)                         2,828,229


Investments in gas-related companies
  (in thousands):

	Total current aggregate investment:           None(i)
	   (categorized by major line of
	    gas-related business)



(i) CNG, which is registered as a holding company solely by reason of ownership of voting securities of gas utility companies, has a gas-related company which is covered by a Form U-9C-3 filed by CNG.






                                      6


                          ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None



                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

      Balance sheet as of September 30, 2000 and income statements for the three and nine months ending September 30, 2000 of DEDS.
      (Filed under confidential treatment pursuant to Rule 104(b))

      Balance sheet as of September 30, 2000 of DEE. No income statement of DEE is filed since it has had no business activity during the quarter. (Filed under confidential treatment pursuant to Rule 104(b))


B. Exhibits

      The certificate as to filing with interested state commissions is attached hereto as Exhibit B.












                                      7








                                  SIGNATURE

      The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

								DOMINION RESOURCES, INC.


								By: N. F. Chandler
								    Its Attorney

November 29, 2000








                                      8


     									Exhibit B



                                 CERTIFICATE



	The undersigned certifies that he is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and that:

	DRI's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2000 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

	The names and addresses of such state utility commissions are:

		Utilities Department
		Public Utility Commission of Ohio
		180 Broad Street
		Columbus, OH 43266-0573

		Executive Secretary
		West Virginia Public Service Commission
		201 Brooks Street
		Charleston, WV 25301

		Secretary
		Pennsylvania Public Utility Commission
		North Office Building
		Commonwealth Avenue and North Street
		Harrisburg, PA 17101

		General Counsel
		Virginia State Corporation Commission
		1300 East Main Street
		10th Floor
		Richmond, VA 23219

		Chief Clerk
		North Carolina Utilities Commission
		4325 Mail Service Center
		Raleigh, North Carolina 27699-4325

                                      1



	IN WITNESS WHEREOF, I have hereunto set my hand as of the 29th day of November, 2000.

					N. F. Chandler
					Attorney for
					Dominion Resources, Inc.





































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